Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 14, 2021

Relating to Preliminary Prospectus Supplement dated October 14, 2021 and

Prospectus dated January 30, 2020

Registration No. 333-230014

PennantPark Investment Corporation

$165,000,000

4.00% Notes due 2026

PRICING TERM SHEET

October 14, 2021

The following sets forth the final terms of the 4.00% Notes due 2026 and should only be read together with the preliminary prospectus supplement dated October 14, 2021, together with the accompanying prospectus dated January 30, 2020, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	PennantPark Investment Corporation (“PNNT”)

Security:	4.00% Notes due 2026 (the “Notes”)

Rating (Egan-Jones)*:	BBB

Aggregate Principal Amount Offered:	$165,000,000

Maturity Date:	November 1, 2026

Trade Date:	October 14, 2021

Settlement Date**:	October 21, 2021 (T+5)

Use of Proceeds	PNNT intends to use a portion of the net proceeds from this offering to redeem all of the outstanding 5.50% notes due 2024 and the remaining net proceeds to invest in new or existing portfolio companies or for other general corporate or strategic purposes, including repaying amounts outstanding under its other existing indebtedness.

Price to Public (Issue Price):	The Notes will be issued at a price of 99.436% of their principal amount, plus accrued interest, if any, from October 21, 2021

Benchmark Treasury:	0.875% due September 30, 2026

Benchmark Treasury Price and Yield:	99-04 3⁄4 / 1.052%

Spread to Benchmark Treasury:	307.3 basis points

Yield to Maturity:	4.125%

Coupon (Interest Rate):	4.00%

Interest Payment Dates:	May 1 and November 1, commencing May 1, 2022

Offer to Repurchase upon a Change of Control Repurchase Event	If a Change of Control Repurchase Event (as defined in the Preliminary Prospectus) occurs prior to maturity, unless PNNT has exercised its right to redeem the Notes in full, holders of the Notes will have the right, at their option, to require PNNT to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.

Make-Whole Redemption:

Equal to the greater of the following amounts:

•  100% of the principal amount of the Notes to be redeemed, or

•  the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 50 basis points, plus, in each case, accrued and unpaid interest to, but not including, the redemption date; provided, however, that if PNNT redeems any Notes on or after August 1, 2026 (the date falling three months prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	708062 AD6

ISIN:	US708062AD65

Underwriting Discount	2.00%

Joint Book-Running Managers:	Raymond James & Associates, Inc. Keefe, Bruyette & Woods, Inc. Truist Securities, Inc. J.P. Morgan Securities LLC

Co-Managers	Compass Point Research & Trading, LLC JMP Securities LLC Ladenburg Thalmann & Co. Inc. Oppenheimer & Co. Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

PNNT expects that delivery of the Notes will be made to investors on or about October 21, 2021, which will be the fifth business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the second business day prior to the date of delivery should consult their own advisors.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of PNNT before investing. The preliminary prospectus supplement, dated October 14, 2021, and the accompanying prospectus, dated January 30, 2020, each of which has been filed with the Securities and Exchange Commission (the “SEC”), contain this and other information about PNNT and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of PNNT and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

PNNT’s shelf registration statement is on file and has been declared effective by the SEC. The offering may be made only by means of a preliminary prospectus supplement and an accompanying prospectus. Before you invest, you should read the preliminary prospectus supplement, dated October 14, 2021, the accompanying prospectus dated, January 30, 2020 and other documents PNNT has filed with the SEC for more complete information about PNNT and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, PNNT, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it from any of the following: Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, FL 33716, email: prospectus@raymondjames.com, telephone: 800-248-8863; Keefe, Bruyette & Woods, A Stifel Company, Attn: Prospectus Department, 787 Seventh Avenue, Fourth Floor, New York, NY 10019, telephone: 1-800-966-1559, facsimile: 1-212-581-1592 or email: USCapitalMarkets@kbw.com; and Truist Securities, Inc., Attn: Prospectus Department, 303 Peachtree Road, Atlanta, GA 30308, telephone: 1-800-685-4786 or email: TSIDocs@Truist.com.

3